CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Announces Board Member Changes

July 20th, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce the appointment of Mr. Derek Feng to the Board of Directors.

Mr. Feng graduated from Tsinghua University in China with a Bachelor of Science degree in Electrical Engineering, followed by a Master of Business Administration degree from University of California, Los Angeles  in 1992.  Between 1992 and 1999, Mr. Feng held several finance and operational roles at Enron, worked in an investment banking firm, and was a manager in the strategic planning group at United Technologies Corporation.

In 1999, Mr. Feng joined the General Electric Company (“GE”) in Connecticut as Manager of Americas Business Development at GE Capital, and was later promoted to the position of Managing Director, Global Business Development at GE Equipment Management, and then further promoted to General Manager, Global Business Development at GE Infrastructure.  Two years later, Mr. Feng became the Global Head of Business Development at GE Industrial, a US$33 billion revenue division that has operating businesses ranging from high tech instruments to equipment leasing.  Mr. Feng was also an officer of GE Capital Corporation, the largest non-bank financial services company in the world with over US$600 billion in assets.  During his tenure at GE, he evaluated hundreds of acquisitions, dispositions, minority investments and joint venture opportunities globally and completed over US$10 billion worth of transactions.  In addition, he oversaw a number of strategy projects ranging from growth to restructuring as well as joint ventures.

In 2006, Mr. Feng left GE and became the Executive Vice President of Strategy, Planning and Operations at Knowledge Universe, one of the largest education holding company in the world  with a network of more than 3,000 locations worldwide, employing over 40,000 education professionals, operating early childhood education centers, international schools, colleges, large on-line schools and school management systems.

In 2011, Mr. Feng left Knowledge Universe to become an investor and advisor to education companies that have significant growth opportunities benefiting from the increasing globalization of education between Asia and North America.

CIBT Group welcomes Mr. Feng to the Board and looks forward to exploring the vast experience and knowledge Mr. Feng possesses.

The company also announces the resignation of Mr. David Warnock from its Board of Directors  The company would like to thank Mr. Warnock for his service and wishes him the best in his future endeavours.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

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